Exhibit 99.2

Titan Cable plc (formerly Telewest Communications plc) (In Members’ Voluntary Liquidation)

Form of Proxy – Final Extraordinary General Meeting. Rule 8.1 Insolvency Rules 1986

PLEASE COMPLETE THIS FORM IN BLOCK CAPITALS

1039–001–6

This Form of Proxy, which relates to the Final Extraordinary General Meeting of shareholders of Titan Cable plc (the “Company”) to be held at 10.00 am (UK time) on Friday, 24 March 2006 at The New Connaught Rooms, The Devon Room, 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, should be read in conjunction with the accompanying Letter from the Joint Liquidators of Titan Cable plc dated 1 March 2006 (the “Joint Liquidators’ Letter”).

I/We being the holder(s) of shares of 10 pence each in the Company, hereby appoint

* as my/our proxy to vote in my/our name(s) and on my/our behalf at the Final Extraordinary

General Meeting of the Company to be held at The New Connaught Rooms, The Devon Room, 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, on Friday, 24 March 2006, at 10.00 am (UK time) and at any adjournment thereof and I/we direct the proxy to vote in respect of the resolution to be proposed at the meeting as indicated herein.

Please indicate your vote by marking the appropriate boxes like this: ☒ in black ink then sign and date in the space below. If no specific direction as to voting is given, the proxy may vote or abstain at his/her or its discretion.

SPECIAL BUSINESS

Ordinary Resolution	For	Against
1. That the Joint Liquidators’ statement of account for the period of the liquidation be approved.

Any other resolutions which the proxy-holder is to propose or vote in favour of or against should be set out in numbered paragraphs in the space provided below.

Signed	Date

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FINAL EXTRAORDINARY GENERAL MEETING AT: The New Connaught Rooms, The Devon Room, 61-65 Great Queen Street, Covent Garden, London WC2B 5DA. ON: Friday, 24 March 2006 at 10.00 am (UK time).

If you wish to attend the meeting, please bring this card with you. You will be asked to produce it to authenticate your right to attend.

* Please insert the name of the person (who must be 18 or over) or “Chairman of the Meeting.”

NOTES:

1.               A shareholder entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll taken at the meeting, to vote instead of the shareholder. A proxy need not be a shareholder of the Company. In the event that you wish to appoint a person other than the Chairman as your proxy, insert the name and address of the person you wish to appoint in the space provided.

2.               This Form of Proxy must be executed by the appointor or his/her duly constituted attorney or, if the appointor is a company, under its seal or under the hand of a duly authorised officer or attorney or other person authorised to sign.

3.               In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of holders stand in the register of members.

4.               Any alteration to this Form of Proxy should be initialled.

5.               To be effective this Form of Proxy and any authority under which it is executed (or a notarially certified copy of each authority) must be deposited at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6EE, UK, not later than 10.00 am (UK time) on Wednesday 22 March 2006. Completion and return of this Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.

6.               If this Form of Proxy is returned duly signed but without an indication as to how the proxy must vote on a particular resolution, the proxy will vote or abstain at his/her or its discretion. The proxy will also exercise discretion relating to voting (and whether or not the proxy abstains from voting) on any other business transacted at the meeting.

Merrill Corporation Ltd, London

06LON1322

RESPONSE Licence No.
SEA 9442

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6EE
UK

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